As filed with the Securities and Exchange Commission on April 16, 2003.

FORM 18-K/A

AMENDMENT NO. 3

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of the

REPUBLIC OF COLOMBIA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2001

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issues	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Jaime Buenahora Febres-Cordero

Consul General of the Republic of Colombia in the City of New York

10 East 46th Street

New York, New York 10017

Copies to:

Wanda J. Olson

Cleary, Gottlieb, Steen & Hamilton

One Liberty Plaza

New York, New York 10006

*	The Registrant is filing this annual report on a voluntary basis.

This amendment to the annual report of the Republic of Colombia on Form 18-K for the year ended December 31, 2001 comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1:	Conformed Copy of the Underwriting Agreement, dated April 10, 2003 between the Republic of Colombia and Morgan Stanley & Co. Incorporated

Exhibit 2:	Form of 10.75% Global Bonds due 2013

Exhibit 3:	Opinion of the Head of the Legal Affairs Group of the General Directorate of Public Credit of the Ministry of Finance and Public Credit with respect to the 10.75% Global Bonds due 2013

Exhibit 4:	Opinion of Cleary, Gottlieb, Steen & Hamilton with respect to the 10.75% Global Bonds due 2013

This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the Republic of Colombia, has duly caused this annual report or amendment to Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bogotá D.C., Colombia on the 16th day of April 2003.

By:	/s/ JUAN RICARDO ORTEGA
Juan Ricardo Ortega Acting Minister of Finance and Public Credit

EXHIBIT INDEX

EXHIBIT 1:	Conformed Copy of the Underwriting Agreement, dated April 10, 2003 between the Republic of Colombia and Morgan Stanley & Co. Incorporated.

EXHIBIT 2:	Form of 10.75% Global Bonds due 2013

EXHIBIT 3:	Opinion of the Head of the Legal Affairs Group of the General Directorate of Public Credit of the Ministry of Finance and Public Credit with respect to the 10.75% Global Bonds due 2013

EXHIBIT 4:	Opinion of Cleary, Gottlieb, Steen & Hamilton with respect to the 10.75% Global Bonds due 2013